[redacted]

14007470

PE 6/5/2014

NO ACT

Received SEC

JUN 11 2014

Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

June 11, 2014

Act: 1934
Section:
Rule: 101(c)(9)
Public Availability: 6/11/2014

Re: CBS Corporation ("CBS")
Incoming Letter Dated June 5, 2014

Capitalized terms have the same meaning as defined in your letter.

You have asked for the Division's view as to whether the Exchange Offer of CBS Common Stock for Outdoor Americas Common Stock will qualify for the exemption under Rule 101(c)(9) of Regulation BTR, in the event the Suspension results in a "blackout period," as defined in Rule 100(b) of Regulation BTR.

Based on the facts presented, the Division is of the view that the Exchange Offer will qualify for the Rule 101(c)(9) exemption, such that directors and executive officers of CBS may continue to participate in the Exchange Offer during the pendency of any Suspension that results in a blackout period. In reaching this conclusion, we note in particular your representations that:

- the Exchange Offer is solely for the purpose to effect the divestiture of Outdoor Americas from CBS;

- the Exchange Offer is subject to, and will comply with, Exchange Act Rule 13e-4 or Regulation 14D under the Exchange Act;

- the Suspension is imposed by the Third-Party Administrators to enable them to allow participants and beneficiaries of the Plans to elect to participate in the Exchange Offer while maintaining an accurate accounting of the account balances of such participants and beneficiaries; and

- CBS directors and executive officers would continue to be permitted to tender into the Exchange Offer during a blackout period, but would not otherwise be permitted to directly or indirectly purchase, sell or otherwise acquire or transfer CBS common stock during such blackout period if the shares involved were or would be acquired in connection with service or employment as a director or executive officer.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require a different conclusion.

Sincerely,

Anne Krauskopf
Senior Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

June 11, 2014

Mail Stop 4561

David E. Shapiro
Wachtel Lipton Rosen & Katz
51 West 52nd Street
New York, New York 10019-6150

Re: CBS Corporation

Dear Mr. Shapiro:

In regard to your letter of June 5, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Fredrickson
Chief Counsel

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

June 5, 2014

Securities Exchange Act of 1934
Rule 101(c)(9) of Regulation BTR

BY EMAIL

Associate Director and Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: CBS Corporation Blackout Trading Restriction (Regulation BTR)

Ladies & Gentlemen:

We are writing on behalf of our client, CBS Corporation ("CBS"), in connection with an exchange offer that potentially would be commenced on or after June 11, 2014. In the exchange offer (the "Exchange Offer"), CBS will offer holders of its common stock the opportunity to exchange all or a portion of their holdings of CBS Class B common stock for shares of common stock of CBS Outdoor Americas Inc. ("Outdoor Americas"), as described below.

Section 306(a)(1) of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and Rule 101(a) of Regulation BTR[1] make it "unlawful for any director or executive officer of an issuer of any equity security (other than an exempt security), directly or indirectly, to purchase, sell or otherwise acquire or transfer any equity security of the issuer (other than an exempt security) during any blackout period with respect to such equity security, if such director or executive officer acquires or previously acquired such equity security in connection with his or her service or employment as a director or executive officer." Section 306(a)(3) of Sarbanes-Oxley granted the U.S. Securities and Exchange Commission (the "Commission") the authority to adopt "appropriate exemptions" from Section 306(a)(1) of Sarbanes-Oxley. Pursuant to this authority, the Commission adopted a number of exemptions, including one related to "[a]ny acquisition or disposition of equity securities in connection with a merger, acquisition, divestiture or similar transaction occurring by operation of law."[2] Because it is possible that a blackout period (as that term is defined by the Commission in Rule 100(b) of Regulation BTR)[3] may be triggered during the Exchange Offer, we are seeking confirmation that the Staff of the Commission's Division of Corporation Finance (the "Staff") does not object to CBS's interpretation that the disposition of equity securities in connection with the Exchange Offer qualifies for the exemption under Rule 101(c)(9) of Regulation BTR. The relief requested is substantially identical to the relief requested and granted by the Staff to Pfizer Inc. in connection with the separation of Zoetis Inc. in a similarly structured split-off transaction.[4]

I. BACKGROUND

A. Parties to the Transaction

1. CBS

CBS is a publicly held corporation incorporated in Delaware. CBS is a mass media company that operates businesses which span the media and entertainment industries. CBS is also a well-known seasoned issuer, subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Section 12(b) thereof. Accordingly, it files with the Commission periodic reports, proxy statements and other information relating to CBS's business, financial results and other matters. CBS is current in its periodic reporting obligations under the Exchange Act.

As of May 5, CBS had outstanding 39,051,102 shares of Class A common stock, par value $0.001 per share (the "CBS Class A Common Stock"), and 529,244,957 shares of Class B common stock, par value $0.001 per share (the "CBS Class B Common Stock" and together with the Class A Common Stock, the "CBS Common Stock"). Each class of CBS Common Stock is listed on the New York Stock Exchange (the "NYSE"). The rights of the holders of the shares of CBS Class A Common Stock and CBS Class B Common Stock are identical, except with respect

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[1] 17 C.F.R. §245.101(a).
[2] 17 C.F.R. §245.101(c)(9).
[3] 17 C.F.R. §245.100(b).
[4] *See Pfizer Inc.* (avail. May 21, 2013).

to voting and conversion. Each share of CBS Class A Common Stock is entitled to one vote per share for all matters submitted to a vote of stockholders. The CBS Class B Common Stock does not have any voting rights, except as required by Delaware law. In addition, so long as there are 5,000 shares of Class A Common Stock outstanding, each share of CBS Class A Common Stock is convertible into one share of CBS Class B Common Stock at any time at the option of the holder of such share.

2. *Outdoor Americas*

Outdoor Americas is a publicly held corporation incorporated in Maryland, and is one of the largest lessors of advertising space on out-of-home advertising structures and sites across the United States, Canada and Latin America. Outdoor Americas completed its initial public offering on April 2, 2014. Accordingly, Outdoor Americas is subject to the information reporting requirements of the Exchange Act pursuant to Section 12(b) thereof, and Outdoor Americas files with the Commission periodic reports, proxy statements and other information relating to its business, financial results and other matters. Outdoor Americas is current in its periodic reporting obligations under the Exchange Act.

As of May 7, 2014, there were 120,000,000 shares of Outdoor Americas common stock, par value $0.01 per share ("Outdoor Americas Common Stock"), outstanding. Outdoor Americas Common Stock is listed on the NYSE. CBS currently owns approximately 80.8% of Outdoor Americas Common Stock.

B. Purpose of the Exchange Offer

The purpose of the Exchange Offer is to complete the separation of CBS's out-of-home advertising business now comprised by Outdoor Americas from CBS's remaining businesses in a tax-efficient manner, thereby enhancing stockholder value and better positioning CBS to focus on its core businesses. In addition, the Exchange Offer is expected to be tax-free to CBS stockholders and CBS. Finally, the Exchange Offer is an efficient means of placing Outdoor Americas Common Stock with holders of CBS Common Class B Stock who wish to own an interest in Outdoor Americas. By comparison, a separation effected exclusively by a spin-off dividend of CBS's remaining interest in Outdoor Americas would result in all CBS stockholders becoming owners of Outdoor Americas, regardless of their desire to own shares of Outdoor Americas Common Stock.

C. Terms of the Exchange Offer

The terms of the Exchange Offer will be fully described in the Prospectus ("Prospectus"), which prospectus will form a part of a Registration Statement on Form S-4 to be filed by Outdoor Americas to register the offering of Outdoor Americas Common Stock being offered in the Exchange Offer. In addition, CBS will file a Schedule TO which will incorporate by reference portions of the Prospects. Participation in the Exchange Offer is voluntary, and it is expected that CBS, Outdoor Americas and the dealer managers have not and will not make any recommendation about whether holders of CBS Common Stock should participate.

The Exchange Offer will be open to all holders of CBS Class B Common Stock to tender all or a portion of their shares of CBS Class B Common Stock. Despite the fact that CBS Class A Common Stock may not be tendered into the Exchange Offer, holders of shares of CBS Class A Common Stock may participate in the Exchange Offer, either by: (i) converting their shares of CBS Class A Common Stock into shares of CBS Class B Common Stock in advance of the expiration of the Exchange Offer and tendering such shares of CBS Class B Common Stock received upon conversion in advance of the expiration of the Exchange Offer or (ii) conditionally converting their shares of CBS Class A Common Stock into shares of CBS Class B Common Stock (the "Conditional Conversion") pursuant to the procedure set forth in the Prospectus

The Exchange Offer will not set forth a fixed exchange ratio at the outset of the Exchange Offer. Rather, the Exchange Offer price will be expressed as a ratio of Outdoor Americas Common Stock for each $100.00 of CBS Class B Common Stock tendered pursuant to the Exchange Offer. This value relationship will reflect a discount to the estimated value of Outdoor Americas Class B Common Stock in order to encourage participation in the Exchange Offer. The exchange ratio will also be subject to an upper limit, such that CBS stockholders participating in the Exchange Offer will receive a maximum number of shares of Outdoor Americas Common Stock for each share of CBS Class B Common Stock accepted for exchange, which limit will be established based on the closing price for CBS Class B Common Stock on the last trading day prior to the commencement of the Exchange Offer, and a discount to the closing price for Outdoor Americas Common Stock on such date. This pricing mechanism is similar to the one used in a number of transactions that received relief from the Staff.[5] We are separately seeking relief from the Staff of the Office of Mergers and Acquisitions in the Commission's Division of Corporation Finance to use this pricing mechanism in the Exchange Offer.

II. DISCUSSION

As you are aware, Section 306(a) of Sarbanes-Oxley and Rule 101(a) of Regulation BTR generally prohibit a director or an executive officer of an issuer of an equity security from, directly or indirectly, purchasing, selling or otherwise acquiring or transferring any equity security of the issuer during any blackout period with respect to such equity security, if such equity security was acquired in connection with his or her service or employment as a director or an executive officer.

Rule 100(b) of Regulation BTR defines a "blackout period" with respect to the equity securities of an issuer (other than a foreign private issuer) as "any period of more than three consecutive business days during which the ability to purchase, sell or otherwise acquire or transfer an interest in any equity security of such issuer held in an individual account plan is

[5] *See Pfizer Inc.* (avail. May 22, 2013); *PPG Industries, Inc.* (avail. Dec. 21, 2012); *Bristol-Myers Squibb Company* (avail. Nov. 16, 2009); *The Procter & Gamble Company* (avail. Oct. 8, 2008); *Kraft Foods Inc.* (avail. July 1, 2008); *Halliburton Company* (avail. Mar. 21, 2007); *Weyerhaeuser Company* (avail. Feb. 23, 2007); *McDonald's Corporation* (avail. Sept. 27, 2006); *TXU Corporation* (avail. Sept. 13, 2004) and *Lazard Freres & Co.* (avail. Aug. 11, 1995).

temporarily suspended by the issuer or by a fiduciary of the plan" with respect to 50% or more of the participants or beneficiaries located in the United States and its territories and possessions under all individual account plans maintained by the issuer that permit participants or beneficiaries to hold or acquire equity securities of the issuer. Rule 102 of Regulation BTR provides a list of certain trading suspensions that do not constitute a blackout period as defined in Rule 100(b) of Regulation BTR.[6]

CBS has consulted with the third-party record keepers and custodians (the "Third-Party Administrators") of the CBS individual account plans (the "Plans") and, based on these consultations, CBS believes it is possible that the end of the Exchange Offer period may coincide with a blackout period as defined by Rule 100(b). The Third-Party Administrators have indicated to CBS that they temporarily will suspend the ability of participants and beneficiaries who give instructions to tender their shares of CBS Class B Common Stock in the Exchange Offer (or conditionally convert their shares of CBS Class A Common Stock) to purchase, sell or otherwise acquire or transfer shares of CBS Common Stock held for their account under the Plans, including intra-plan transactions (such temporary suspension, the "Suspension"). Participants in and beneficiaries of the Plans who do not tender their shares of CBS Class B Common Stock in the Exchange Offer (or conditionally convert their shares of CBS Class A Common Stock for purposes of tendering) will not be subject to the Suspension. The Suspension is expected to last more than three consecutive business days, commence prior to expiration of the Exchange Offer and extend past the time when CBS accepts tendered shares of CBS Class B Common Stock in exchange for Outdoor Americas Common Stock. The purpose of the Suspension imposed by the Third-Party Administrators is to enable the Third-Party Administrators to allow participants and beneficiaries of the Plans to elect to participate in the Exchange Offer while maintaining an accurate accounting of the account balances of such participants and beneficiaries.[7]

The Suspension will be a blackout period as defined by Rule 100(b) of Regulation BTR only if 50% or more of the participants or beneficiaries located in the United States and its territories and possessions under all individual account plans maintained by the issuer that permit participants or beneficiaries to hold or acquire equity securities of the issuer tender their shares of CBS Common Stock in the Exchange Offer (or conditionally convert their shares of CBS Class A Common Stock for purposes of tendering). CBS cannot at this time determine whether the Suspension will constitute a blackout period as defined by Rule 100(b) of Regulation BTR, and CBS may not be able to make such determination prior to the date of the Suspension. CBS

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[6] 17 C.F.R. §245.102.

[7] It is our understanding that the Third-Party Administrators are permitted to commence the Suspension prior to the end of the Exchange Offer period. The relationship between the Third-Party Administrators and the plan participants and beneficiaries is private, exists independently from the Exchange Offer and is governed by terms and conditions outside of the Exchange Offer. Notwithstanding the timing of the commencement of the Suspension, the Exchange Offer, by its terms, will remain open for a minimum of 20 business days as required by Rule 14e-1(a) of the Exchange Act.

will timely notify the Commission and each CBS director and executive officer of the potential blackout period as required by Rule 104 of Regulation BTR.[8]

Rule 101(c) of Regulation BTR provides specific exemptions from the statutory trading prohibition of Section 306(a)(1) of Sarbanes-Oxley and Rule 101(a) of Regulation BTR.[9] Rule 101(c)(9) of Regulation BTR provides an exemption for "any acquisition or disposition of equity securities in connection with a merger, acquisition, divestiture or similar transaction occurring by operation of law."

We believe that tender offers that are subject to Rule 13e-4 or Regulation 14D under the Exchange Act and Regulation 14E under the Exchange Act, such as the Exchange Offer, should be deemed to qualify for the exemption under Rule 101(c)(9) of Regulation BTR. As a result of the application of Rule 13e-4 and Regulation 14E, the Exchange Offer will be conducted in accordance with laws adopted by the United States Congress and rules and regulations promulgated by the Commission pursuant to those laws. For instance, the Exchange Offer will be, among other things, required to be open to all holders of CBS Class B Common Stock (and holders of CBS Class A Common Stock may participate by conditionally converting their shares of CBS Class A Common Stock for purposes of tendering) and the consideration paid to any holder of CBS Common Stock for shares tendered into the Exchange Offer must be the highest consideration paid to any other holder of CBS Class B Common Stock for shares tendered in the Exchange Offer.[10] Indeed, absent the view that the Exchange Offer qualifies for the exemption in Rule 101(c)(9) of Regulation BTR, CBS may be compelled to participate in a violation of Regulation BTR by allowing directors and executive officers of CBS to tender their shares of CBS Common Stock in the Exchange Offer to avoid violating Rule 13e-4(f)(8)(i) of the Exchange Act, the regulatory provision that requires a tender offer to be open to all security holders of the class of subject securities. By tendering, the directors and executive officers would potentially be acting in contravention of Section 306(a)(4) of Sarbanes-Oxley and Rule 101(a) of Regulation BTR because the tender could constitute a prohibited sale.

We do not believe sales of CBS Common Stock by CBS directors or executive officers pursuant to the Exchange Offer during any potential blackout period are the types of sales that Section 306(a)(1) of Sarbanes-Oxley and Regulation BTR were intended to capture.[11] The Commission noted when adopting Regulation BTR that the new rules would "equalize[] the treatment of corporate executives and rank-and-file employees," guard against a "director or executive officer obtain[ing] an unfair advantage" and "align the interests of directors and executive officers more closely with those of the rank-and-file employees."[12] Transactions

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[8] 17 C.F.R. §245.104.
[9] 17 C.F.R. §245.101(c).
[10] See 17 C.F.R. 240.13e-4(f)(8).
[11] We note that the Rule 101(c)(9) exemption will not allow directors and executive officers of CBS to sell, transfer or purchase any equity security of CBS outside of the Exchange Offer during any blackout period, if such equity security was acquired in connection with service or employment as a director or an executive officer.
[12] SEC Rel. No. 34-47225 (Jan. 22, 2003).

conducted pursuant to the Commission's tender offer rules and regulations, like the Exchange Offer, provide these protections.

All CBS directors, executive officers and employees who own CBS Common Stock (including CBS Common Stock held for their account under the Plans) are eligible to participate in the Exchange Offer and will be treated equally under the terms of the Exchange Offer. CBS directors and executive officers that are allowed to tender CBS shares into the Exchange Offer will not have an unfair advantage over other CBS employees. Instead, allowing all holders of CBS Common Stock to choose whether they would like to participate in the Exchange Offer, without the potential to violate Section 306(a) of Sarbanes-Oxley and Regulation BTR, will uphold the investor protections against discriminatory tender offers open to only certain security holders that the Commission cited as a basis for adopting the tender offer all holders rule.[13]

III. REQUESTED INTERPRETATIVE RELIEF

Based on the foregoing, we respectfully request that the Staff not object to CBS's interpretation that the disposition of equity securities in connection with the Exchange Offer qualifies for the exemption under Rule 101(c)(9) of Regulation BTR and, as a result, that shares tendered under the Exchange Offer by CBS directors and executive officers will not be subject to the restrictions under Section 306(a)(1) of Sarbanes-Oxley or Regulation BTR. We note that such an interpretation would be consistent with the position taken by the Staff in connection with Pfizer Inc.'s separation of Zoetis Inc. in a similarly structured split-off transaction.

* * * * *

If you have any questions or comments with respect to this matter, please call me at (212) 403-1314.

Sincerely,

David E. Shapiro

cc: Lawrence P. Tu, Senior Executive Vice President and Chief Legal Officer, CBS Corporation

[13] SEC Rel. No. 34-23421 (July 11, 1986).